Exhibit 99.1

INX LIMITED CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2020

U.S. DOLLARS IN THOUSANDS

- - - - - - - - - - -

Kost Forer Gabbay & Kasierer 144 Menachem Begin Road, Building A Tel-Aviv 6492102, Israel	Tel: +972-3-6232525 Fax: +972-3-5622555 ey.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of

INX LIMITED

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of INX Limited (the "Company") as of December 31, 2020 and 2019, the related consolidated statements of comprehensive loss, changes in equity and cash flows for the years then ended (collectively referred to as the "financial statements"), and the related notes. In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2020 and 2019, and the results of its operations and its cash flows for the years then ended, in conformity with International Financial Reporting Standards, as issued by the International Accounting Standard Board.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

KOST FORER GABBAY & KASIERER
A Member of Ernst & Young Global

We have served as the Company's auditor since its incorporation in 2017.

Tel-Aviv, Israel
March 30, 2021

INX LIMITED

CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands (except share and per share data)

		December 31,
	Note	2020	2019

ASSETS

CURRENT ASSETS:
Cash and cash equivalents		7,581	79
Related parties		33	14
Prepaid expenses and other receivables		439	294

Total current assets		8,053	387

EQUIPMENT, NET	7	32	-

Total assets		8,085	387

LIABILITIES AND EQUITY

CURRENT LIABILITIES:
Account payables		423	496
Accrued bonuses		905	-
INX Token liability	3	24,106	1,179
INX Token warrant liability	4	4,249	113
Convertible loans	6	148	145

Total liabilities		29,831	1,933

EQUITY:	8
Ordinary shares of GBP 0.001 par value - Authorized: 100,000,000 shares at December 31, 2020 and 2019; Issued and Outstanding: 13,639,451 and 11,412,930 at December 31, 2020 and 2019, respectively		18	15
Share premium		10,866	6,805
Receivable on account of shares		(9)	(76)
Conversion option of convertible loans		46	46
Accumulated deficit		(32,667)	(8,336)

Total equity		(21,746)	(1,546)

Total equity and liabilities		8,085	387

The accompanying notes are an integral part of the consolidated financial statements.

INX LIMITED

CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

U.S. dollars in thousands (except share and per share data)

		Year ended December 31,
	Note	2020	2019

Operating expenses:
Research and development		1,581	468
Sales and marketing		2,153	108
General and administrative		7,847	2,324

Loss from operations		11,581	2,900

Fair value adjustment of INX Token liability	3	12,518	762
Fair value adjustment of INX Token warrants liability	4	209	92
Finance expense		23	70
Finance income		-	(135)

Loss and total comprehensive loss		24,331	3,689

Loss per share, basic and diluted		2.00	0.32

Weighted average number of shares outstanding, basic and diluted		12,152,006	11,395,273

The accompanying notes are an integral part of the consolidated financial statements.

INX LIMITED

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

U.S. dollars in thousands (except share and per share data)

	Ordinary shares		Share	Receivable on account	Conversion option of convertible	Accumulated	Total
	Shares	Amount	premium	of shares	loans	deficit	equity

Balance as of January 1, 2019	10,987,747	14	4,717	(76)	46	(4,647)	54
Loss and total comprehensive loss	-	-	-	-	-	(3,689)	(3,689)
Issuance of Ordinary shares	425,183	1	441	-	-	-	442
Consideration for warrants exercised in 2018	-	-	39	-	-	-	39
Share-based payment	-	-	202	-	-	-	202
Issuance of SAFE	-	-	1,406	-	-	-	1,406
Balance as of December 31, 2019	11,412,930	15	6,805	(76)	46	(8,336)	(1,546)

Loss and total comprehensive loss	-	-	-	-	-	(24,331)	(24,331)
Issuance of SAFE and warrants	-	-	879	-	-	-	879
Issuance of Ordinary shares and warrants (**)	885,576	1	2,328	-	-	-	2,329
Consideration for shares issued in 2017	-	-	-	75	-	-	75
Conversion of SAFE	1,194,639	2	(2)	-	-	-	-
Exercise of warrants	146,306	*)	286	(8)	-	-	278
Share-based payment	-	-	570	-	-	-	570

Balance as of December 31, 2020	13,639,451	18	10,866	(9)	46	(32,667)	(21,746)

*)	Less than $1
**)	See Note 8c.

The accompanying notes are an integral part of the consolidated financial statements.

INX LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Year ended December 31,
	2020	2019
Net cash flows from operating activities:

Loss	(24,331)	(3,689)
Adjustments to reconcile net loss to net cash used in operating activities:
Share-based payment	570	202
Depreciation	3	-
INX Token-based compensation	3,933	9
Fair value adjustment of INX Token liability	12,518	762
Fair value adjustment of INX Token warrant liability	209	92
Fair value adjustment of warrant liability	-	(135)
Accrued finance expense	3	39
Changes in operating assets and liabilities:
Decrease (increase) in prepaid expenses	(145)	7
Increase in accounts and other payables	280	199
Increase in accrued bonuses	905	0

Net cash used in operating activities	(6,055)	(2,514)

Net cash flows from investing activities:

Purchase of equipment	(35)	-
Decrease (increase) in funds held by a related party, net	(19)	57

Net cash provided by (used in) investing activities	(54)	57

Net cash flows from financing activities:

Proceeds from issuance of Ordinary shares	2,329	442
Proceeds from issuance of SAFE and warrants	879	1,406
Proceeds from warrants issued in 2018	-	39
Proceeds from issuance of INX Tokens	10,403	-

Net cash provided by financing activities	13,611	1,887

Change in cash and cash equivalents	7,502	(570)
Cash and cash equivalents at beginning of year	79	649

Cash and cash equivalents at end of year	7,581	79

Significant non-cash transactions:
Payment of shares receivable by related party	75	-
Proceeds from Exercise of SAFE warrant by related party	278	-

The accompanying notes are an integral part of the consolidated financial statements.

INX LIMITED

Notes to CONSOLIDATED Financial Statements

U.S. dollars in thousands (except share, token, per share and per token data)

NOTE 1:- GENERAL

a.	Business description:

INX Limited (the “Company”) was incorporated for the purpose of the development and operation of an integrated, regulated solution for trading blockchain assets (“INX Trading Solutions”) that will include a cryptocurrency trading platform, a security token trading platform and other services and products related to the trading of blockchain assets.

The Company’s goal in the development of INX Trading Solutions is to offer professionals in the financial services community a comprehensive, interactive platform that allows for seamless integrated trading, real-time risk management and reporting and administration tools. INX Trading Solutions will permit trading of various blockchain assets, including cryptocurrencies and security tokens, as it expands into different forms of trading products, including futures and derivative products. The Company plans to develop INX Trading Solutions as a series of centralized platforms that facilitates peer-to-peer professional trading services. This trading platform will help customers automate and coordinate front-office trading functions, middle-office risk management and reporting functions, and back-office accounting functions.

INX Trading Solutions will utilize established practices common in other regulated financial services markets, such as customary trading, clearing, and settlement procedures, regulatory compliance, capital and liquidity reserves and operational transparency.

As part of the INX decentralized blockchain ecosystem, the Company created 200 million INX Tokens (the “INX Token”).

On August 20, 2020, the SEC declared as effective the Company’s registration statement on Form F-1 filed in connection with the offering of INX Tokens (the "Offering"). The Company is offering up to 130 million INX Tokens at price of $0.90 per INX Token. The Company has met the minimum offering requirement of $7,500 and conducted closings of committed purchases of INX Tokens. In the year ended December 31, 2020, the Company issued 10,256,128 INX Tokens in the Offering for a total consideration of $9,232 and an additional 1,481,481 INX Tokens in an Ordinary Share and INX Token financing agreement, in which the consideration for the INX Tokens amounted to $1,171 (see Note (4)(d)). The Company will continue its public offering until its termination.

After the INX Securities trading platform is operational, the INX Token can be used to pay INX Securities trading platform transaction fees at a minimum discount of 10% as compared to the use of other currencies.

The Company does not intend to issue 35 million of the 200 million INX Tokens that have been created. In addition, the Company will reserve an additional 20% of INX Tokens received as payment of transaction fees, as long as the total amount of INX Tokens reserved does not exceed 35 million plus 50% of the number of INX Tokens sold by the Company to the public pursuant to the Offering and subsequent offerings of INX Tokens (excluding re-issuances of reacquired INX Tokens), up to a maximum of 100 million INX Tokens. The Company does not intend to issue these reserved INX Tokens for general fundraising purposes; these INX Tokens may be issued to finance extraordinary expenditures, as determined by the Board.

INX LIMITED

Notes to CONSOLIDATED Financial Statements

U.S. dollars in thousands (except share, token, per share and per token data)

NOTE 1:- GENERAL (Cont.)

In addition, as of December 31, 2020, a total of 17,373,438 INX Tokens are reserved for issuance to employees, directors, advisors and early investors. See Note 4.

Following an amendment to the INX Token rights which was approved by the Board of Directors of the Company on May 17, 2019 (the “Token Rights Amendment”), the Holders of INX Tokens (other than the Company) will be entitled to receive a pro rata distribution of 40% (20% prior to the Token Rights Amendment) of the Company’s net cash flow from operating activities, excluding any cash proceeds from an initial sale by the Company of an INX Token (the “Adjusted Operating Cash Flow”). The distribution will be based on the Company’s cumulative Adjusted Operating Cash Flow, net of cash flows which have already formed a basis for a prior distribution, calculated as of December 31 of each year. The distribution will be paid to parties (other than the Company) holding INX Tokens as of March 31 of the following year. Distributions will be paid on April 30, commencing with the first distribution to be paid, if at all, on April 30, 2021, based on the Company’s cumulative Adjusted Operating Cash Flow calculated as of December 31, 2020.

b.	Organizational information:

The Company was incorporated in Gibraltar on November 27, 2017. Its registered office is located at 6 Bayside Road, Gibraltar. After the INX Securities Trading platform becomes fully operational, the Company intends to relocate its principal office to New York, NY.

The Company’s founding shareholders are Triple-V (1999) Ltd. (“Triple-V”), and A-Labs Finance and Advisory Ltd. (“A-Labs”), which as of December 31, 2020 own 27.83% and 9.10%, respectively, of the Company’s outstanding Ordinary shares.

The Company has incorporated in Delaware two wholly-owned US subsidiaries, INX Services, Inc., which commenced operations in March 2018, and is intended to be registered as a licensed broker-dealer; and INX Digital, Inc. which was incorporated in April 2019 and is intended to be registered as a money transmitter to operate a trading platform for cryptocurrencies.

In addition, the Company has a wholly owned subsidiary, INX Solutions Limited., incorporated in Gibraltar, through which it intends to offer its services and products to the European market. INX Solutions Limited has not yet commenced operations.

INX LIMITED

Notes to CONSOLIDATED Financial Statements

U.S. dollars in thousands (except share, token, per share and per token data)

NOTE 1:- GENERAL (Cont.)

c.	COVID-19:

In early 2020, an outbreak of the novel strain of a coronavirus, which causes a disease named COVID-19, spread worldwide. As a result of the coronavirus pandemic, governments and industries have instituted drastic actions to contain the coronavirus or treat its impact. Such actions, including bans on international and domestic travel, quarantines, and prohibitions on accessing work sites, have caused significant disruptions to global and local economies and have led to dramatic volatility in the capital markets.

The extent to which the coronavirus pandemic impacts the Company’s operations will depend on future developments, which are highly uncertain and cannot be predicted with confidence. Factors that may result in material delays and complications with respect to the Company’s business, financial condition and results of operation include the duration and severity of the outbreak, and the actions that may be required to contain the coronavirus or treat its impact.

In particular, the continued spread of the coronavirus globally could adversely impact the Company’s operations, including the development of the Company’s platforms within the expected timeframes, the health and safety of the employees, the ability to complete recruitment for open employment positions, and the ability to raise capital. In addition, the coronavirus pandemic could affect the operations of key governmental agencies, such as the SEC and CFTC, which may delay the development and regulatory approval necessary to operate the Company’s platforms.

d.	Assessment of going concern:

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. Since inception of activities in September 2017, the Company has incurred a loss from operations and as of December 31, 2020, the Company has an accumulated deficit of $32,667. The Company has not yet generated cash from operations and it requires financing resources to support the ongoing operations, particularly development, marketing and operational costs. The Company’s future expenditures and capital requirements will depend on numerous factors, including: the final outcome of the Offering, the progress of the platform’s development efforts, timely launch of the operations of the INX Trading platform, and the outcome of the coronavirus pandemic which may impact the Company’s operations and the ability to raise capital. The Company’s management believes that its cash balance as of December 31, 2020 as well the additional proceeds amounting to approximately $15,000 received from the Offering through the date of approval of these financial statements, are sufficient to finance the Company’s operations for at least the coming 12 months, and accordingly, has concluded that the going concern assumption is appropriate.

e.	The financial statements of the Company as of and for the year ended December 31, 2020 were authorized for issuance in accordance with a resolution of the board of directors on March 30, 2021.

INX LIMITED

Notes to CONSOLIDATED Financial Statements

U.S. dollars in thousands (except share, token, per share and per token data)

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES

The following accounting policies have been applied consistently in these consolidated financial statements for the periods presented, unless otherwise stated.

a.	Basis of presentation of the financial statements:

These consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standard Board (“IASB”).

The consolidated financial statements have been prepared on a cost basis, except for INX Token and INX Token warrant liabilities, which are presented at fair value through profit or loss.

b.	Consolidated financial statements

The consolidated financial statements comprise the financial statements of the Company and companies that are controlled by the Company (subsidiaries). Control is achieved when the Company is exposed, or has rights, to variable returns from its involvement with the investee and has the ability to affect those returns through its power over the investee. Potential voting rights are considered when assessing whether an entity has control. The consolidation of the financial statements commences on the date on which control is obtained and ends when such control ceases.

The financial statements of the Company and of the subsidiaries are prepared as of the same dates and periods. The consolidated financial statements are prepared using uniform accounting policies by all companies in the Group. Significant intragroup balances and transactions and gains or losses resulting from intragroup transactions are eliminated in full in the consolidated financial statements.

c.	Functional and presentation currencies:

The consolidated financial statements are presented in U.S. dollars, which is also the functional currency of all the entities in the Group, as substantially all of the Group’s expenditures and financing are denominated in U.S. dollars and the U.S. dollar presently best reflects the economic environment in which the Group is expecting to operate.

Transactions denominated in foreign currency are recorded upon initial recognition at the exchange rate at the date of the transaction. After initial recognition, monetary assets and liabilities denominated in foreign currency are translated at each reporting date into the functional currency at the exchange rate at that date. Exchange rate differences are recognized in profit or loss. Non-monetary assets and liabilities denominated in foreign currency and measured at cost are translated at the exchange rate at the date of the transaction. Non-monetary assets and liabilities denominated in foreign currency and measured at fair value are translated into the functional currency using the exchange rate prevailing at the date when the fair value was determined.

INX LIMITED

Notes to CONSOLIDATED Financial Statements

U.S. dollars in thousands (except share, token, per share and per token data)

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES (Cont.)

d.	Financial instruments:

1.	Financial assets are initially recognized at fair value plus directly attributable transaction costs.

2.	Loans and receivables are held to collect contractual cash flows and give rise to cash flows representing solely payments of principal and interest. These are measured subsequent to initial recognition at amortized cost.

3.	Financial liabilities:

Financial liabilities are initially recognized at fair value. After initial recognition, the accounting treatment of financial liabilities is based on their classification as follows:

a)	Financial liabilities at amortized cost:

After initial recognition, loans and other liabilities are measured based on their terms at amortized cost less directly attributable transaction costs using the effective interest method.

b)	Financial liabilities at fair value through profit or loss – These include financial liabilities held for trading (including the INX Token warrant liability) and financial liabilities designated upon initial recognition as at fair value through profit or loss. Gains or losses on liabilities held for trading are recognized in profit or loss.

Based on the terms of the INX Token, as described in Note 1a, the INX Token is a hybrid financial instrument. The host instrument is a financial liability due to the right of the INX Token holder to effectively redeem the INX Token in consideration as payment for services. The INX Token is considered a puttable instrument which is a financial liability in accordance with IAS 32, Financial Instruments: Presentation.

The Company’s obligation to make a pro rata distribution annually to the INX Token holders from the Company’s Adjusted Operating Cash Flow is an embedded derivative. The Company views the Company’s operating cash flows as a financial variable, and therefore, the embedded derivative requires bifurcation pursuant to IFRS 9. The Company elected in accordance with IFRS 9 to designate the entire financial liability (including the embedded derivative) at fair value through profit and loss. Accordingly, the INX Token warrant liability is remeasured to fair value at the end of each reporting period.

INX LIMITED

Notes to CONSOLIDATED Financial Statements

U.S. dollars in thousands (except share, token, per share and per token data)

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES (Cont.)

The change in the fair value of the INX Token liability that is attributable to changes in credit risk, excluding those changes in credit risk attributable to the embedded derivative, is presented in other comprehensive income. The remaining amount of the change in the fair value of the INX Token liability is presented in profit or loss.

When the INX Token is used to pay for services provided by the Company, the respective portion of the INX Token liability is derecognized and revenue is recognized. The fair value of INX Tokens issued in consideration for services to be provided to the Company is recognized as compensation expense as the services are provided.

4.	Compound financial instruments:

Convertible debt which contains both an equity component and a liability component are separated into two components. This separation is performed by first determining the liability component based on the fair value of an equivalent non-convertible liability. The value of the conversion component is determined to be the residual amount. Directly attributable transaction costs are apportioned between the equity component and the liability component based on the allocation of proceeds to the equity and liability components.

5.	Simple Agreement for Future Equity (“SAFE”)

The Company has entered into equity funding agreements (SAFEs) pursuant to which funds received by the Company from investors will automatically be converted into the same class of share capital of the Company that will be issued in a future qualifying financing, as defined in the SAFEs. The conversion price for SAFEs issued until June 2020 will be equal to the lower of, (i) 25% discount on the base (undiscounted) price per share of the qualifying financing, and (ii) a fixed price, as set forth in the SAFEs. For SAFEs issued in June 2020, the conversion price will be equal to the lower of, (i) 25% discount on the base (undiscounted) price per share of the qualifying financing, and (ii) a fixed Company valuation divided by the number of Company shares outstanding on a fully-diluted basis (as defined in the SAFEs). If there is no qualifying financing within a specified time period, the funds received will automatically be converted into Ordinary shares of the Company at the fixed price or, for the SAFEs issued in June 2020, based on the fixed Company valuation.

The Company is not obligated to complete a qualifying financing or to approve the issuance of shares or dilutive securities within the term specified in the SAFE that would result in the issuance of  a variable number of the Company’s equity instruments. Accordingly, as the SAFEs are a non-derivative for which the conversion price into the Company’s equity instruments is fixed at the end of its term, the consideration received from investors pursuant to the SAFEs is classified as equity.

e.	Fair value measurement:

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.

Fair value measurement is based on the assumption that the transaction will take place in the asset's or the liability's principal market, or in the absence of a principal market, in the most advantageous market.

INX LIMITED

Notes to CONSOLIDATED Financial Statements

U.S. dollars in thousands (except share, token, per share and per token data)

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES (Cont.)

The fair value of an asset or a liability is measured using the assumptions that market participants would use when pricing the asset or liability, assuming that market participants act in their economic best interest.

Fair value measurement of a non-financial asset takes into account a market participant's ability to generate economic benefits by using the asset in its highest and best use or by selling it to another market participant that would use the asset in its highest and best use.

The Company uses valuation techniques that are appropriate in the circumstances and for which sufficient data are available to measure fair value, maximizing the use of relevant observable inputs and minimizing the use of unobservable inputs.

All assets and liabilities measured at fair value or for which fair value is disclosed are categorized into levels within the fair value hierarchy based on the lowest level input that is significant to the entire fair value measurement.

The Company classifies the bases used to measure certain assets and liabilities at their fair value. Assets and liabilities carried or measured at fair value have been classified into three levels based upon a fair value hierarchy that reflects the significance of the inputs used in making the measurements.

The levels are as follows:

Level 1:	Quoted prices in active markets for identical assets or liabilities that the entity can access at the measurement date;

Level 2:	Significant inputs other than within Level 1 that are observable for the asset or liability, either directly (i.e.: as prices) or indirectly (i.e.: derived from prices);

Level 3:	Inputs for the assets or liabilities that are not based on observable market data and require management assumptions or inputs from unobservable markets.

For details of the fair value of the INX Token liability – See Note 3. For the fair values of INX Token warrant liability, see Note 4. The fair values of current financial assets and financial liabilities, other than the INX Token and INX Token warrant liability, approximate their carrying amounts due to the short-term maturity of these instruments.

INX LIMITED

Notes to CONSOLIDATED Financial Statements

U.S. dollars in thousands (except share, token, per share and per token data)

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES (Cont.)

f.	Share based payment transactions:

Certain of the Company’s employees and other service providers are entitled to remuneration in the form of equity settled share-based payment transactions. The cost of the transactions is measured at the fair value of the equity instruments granted at grant date, using an appropriate valuation model, further details of which are provided in Note 9. The cost of the transactions is recognized in profit or loss together with a corresponding increase in equity or for share based grants during the period which the performance and/or service conditions are to be satisfied ending on the date on which the relevant employees/service provider become entitled to the award (the “vesting period”). The cumulative expense recognized at the end of each reporting period until the vesting date reflects the extent to which the vesting period has expired and the Company’s best estimate of the number of instruments that will ultimately vest.

g.	Research and development expenses:

Research expenses are recognized in profit or loss when incurred. An intangible asset arising from a development project or from the development phase of an internal project is recognized if the Company can demonstrate all of the following: the technical feasibility of completing the intangible asset so that it will be available for use or sale; the Company’s intention to complete the intangible asset and use or sell it; the Company’s ability to use or sell the intangible asset; how the intangible asset will generate future economic benefits; the availability of adequate technical, financial and other resources to complete the intangible asset; and the Company’s ability to measure reliably the expenditure attributable to the intangible asset during its development. Through December 31, 2020, the Company has not met all the aforementioned criteria and therefore all development costs have been recognized in profit or loss.

h.	Income taxes:

Current income tax assets and liabilities are measured at the amount expected to be recovered from or paid to the taxation authorities. The tax rates used to compute the amount are those that are enacted or substantively enacted at the reporting date. Deferred tax is provided using a liability method on temporary differences between the tax bases of assets and liabilities and their carrying amounts for financial reporting purposes at the reporting date. Deferred tax assets are recognized for deductible temporary differences and the carryforward of any unused tax losses. Deferred tax assets are recognized to the extent that it is probable taxable profit will be available against which the deductible temporary differences and the carryforward of unused tax losses can be utilized. The carrying amount of deferred tax assets is reviewed at each reporting date and is reduced to the extent that it is no longer probable that sufficient taxable profit will be available for all or part of the deferred tax asset to be utilized.

As of December 31, 2020, the Company has a carryforward operating loss that approximates the accumulated deficit of the Company in the amount of $32,667. No deferred tax asset has been recorded in respect of the carryforward tax loss due to the uncertainty of its realization.

INX LIMITED

Notes to CONSOLIDATED Financial Statements

U.S. dollars in thousands (except share, token, per share and per token data)

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES (Cont.)

i	Equipment, net:

Equipment is measured at cost less accumulated depreciation and excluding day-to-day servicing expenses. Depreciation is calculated on a straight-line basis over the useful life of the assets. Computers and related equipment are depreciated over a period of three years. The useful life and depreciation method of an asset are reviewed at least each year-end and any changes are accounted for prospectively as a change in accounting estimate.

j.	Net loss per share:

Basic loss per share is computed by dividing the net loss attributable to equity holders of the Company by the weighted average number of Ordinary shares outstanding during the period. Diluted loss per share is computed by dividing the net loss, as above, after adjustment for interest on the convertible loans by the weighted average number of Ordinary shares outstanding, as above, plus the weighted average number of Ordinary shares that would be issued on conversion of the convertible loans.

For the years ended December 31, 2020 and 2019, the effect of the inclusion of the weighted average number of shares of 2,030,400 Ordinary shares and 1,952,832 Ordinary shares, respectively, that would have been issued upon the conversion of the Company’s employees stock options, convertible loans, and warrants were anti-dilutive.

k.	Estimates and assumptions:

The preparation of the consolidated financial statements requires management to make estimates and assumptions that have an effect on the reported amounts of assets, liabilities, revenues and expenses. Changes in accounting estimates are reported in the period of the change in estimate.

The key assumptions made in the consolidated financial statements concerning uncertainties at the reporting date that may result in a material adjustment to the carrying amount of the INX Token liability and INX Token warrant liability within the next financial year are discussed in Note 3.

INX LIMITED

Notes to CONSOLIDATED Financial Statements

U.S. dollars in thousands (except share, token, per share and per token data)

NOTE 3:- INX TOKEN LIABILITY

The number of INX Tokens that the Company has distributed as of December 31, 2020 or has an obligation to distribute as of December 31, 2019 is as follows:

	December 31,
	2020	2019

Founding shareholders:
Triple-V	9,435,939	9,435,939
A-Labs	4,550,000	4,550,000

	13,985,939	13,985,939

Investors - see Note 8	2,549,481	1,068,000
Issued in the Offering	10,256,128	-
Holders of convertible loans	2,690,623	2,690,623
Service providers	1,215,000	1,147,500

Total	30,697,171	18,892,062

INX Token liability	$24,106	$1,179

On August 20, 2020, the Company’s Form F-1 in connection with the Offering was declared as effective by the SEC. The Company intends to continue the public offering until its termination which is expected to occur in the second quarter of 2021. In the year ended December 31, 2020, the Company issued 10,256,128 INX Tokens in the Offering for a total consideration of $9,232 and additional 1,481,481 INX token in a shares and tokens financing agreement, in which the INX token consideration amounted to $1,171 (see Note 8(4)(d)).

The Company has determined the Offering price at $0.90 per token.

Certain INX tokens holders are subject to lock-up agreements that restrict such holder’s ability to sell or transfer their INX Tokens for periods of 6 to 24 months. For the purpose of determining the fair value of the INX token liability, the Company considered the restriction which apply on such token holders by discounting the Offering price with a discount rate reflecting the lack of marketability during the lock-up period.

The fair values of INX Tokens free of, or subject to lock-up agreements and the discount rates applied as of December 31, 2020, are as follows:

	Discount rate	Number of INX tokens	Total fair value

Not subject to lock-up	0%	10,256,128	$9,232
Subject to lock-up through February 2021	6.35%	2,553,124	$2,152
Subject to lock-up through September 2021	12.09%	1,481,481	$1,171
Subject to lock-up through April 2023	21.77%	16,406,438	$11,551

Total		30,697,171	$24,106

INX LIMITED

Notes to CONSOLIDATED Financial Statements

U.S. dollars in thousands (except share, token, per share and per token data)

NOTE 3:- INX TOKEN LIABILITY (Cont.)

The fair value per INX token as of December 31, 2020 for tokens which are not subject to lock-up agreement was $0.90, based on the Offering price. The level in the fair value hierarchy is level 1.

For INX tokens which are subject to lock-up agreement, the Company used the Finnerty model to determine the discount rates applying for such INX tokens during their lock-up agreements. The significant inputs and assumptions are risk free interest, volatility of 62.46% - 81.48% and the period under the lock up. The level in the fair value hierarchy applied for such tokens is level 2.

The fair value as of December 31, 2019 was $0.06237 per token as determined by management and the Board of Directors based on valuations derived from a capital raise pursuant to the terms of SAFEs approved by the Board of directors in February 2020. In determining the fair value of the INX Token prior to the Offering, the Company used various inputs and assumptions in performing an underlying comparison of the shareholder’s and INX Token holder’s participation rights in the Company’s earning distribution. The significant inputs and assumptions were the price of the Ordinary share of the Company, the volatility used in valuing the Company’s share options and INX Token warrants, expected term of the INX Token warrants, the number of INX Tokens expected to be issued in the Offering and the weighted average probability as to the amount of funds to be raised in the Offering. The level in the fair value hierarchy is level 3.

A quantitative sensitivity analysis of certain inputs that are significant to the fair value measurement as of December 31, 2019, are shown below:

Significant inputs	Input used	Sensitivity of the input to fair value

Price of the INX Ordinary share	December 2019: $0.98	10% increase (decrease) in the share price would result in increase (decrease) in fair value as of December 31, 2019 by $120.
Number of INX tokens expected to be issued in the Offering	130 million	Decrease of 50 million in the number of INX Tokens would result in an increase in fair value as of December 31, 2019 by $559.

In respect of the other significant inputs described above, the Company estimates that there are no expected reasonably possible changes in the assumptions that would have a significant effect on the fair value of the INX Tokens as of the reporting dates.

There is currently no trading market for the INX Token. If such a trading market were to develop, the fair value of the INX Token liability will be subject to fluctuations due to changes in market prices (market risk). The market price of the INX Token may be volatile due to a number of factors, including fluctuations in the Company’s results of operations and macro-economic factors.

In the years ended December 31, 2020 and 2019, the re-measurement to fair value of the INX Token liability in respect of INX Tokens resulted in an expense (unrealized loss) of $12,518 and $762, respectively, which was recorded in profit or loss.

The changes in the fair value of the INX Token liability attributable to changes in credit risk, excluding those changes in credit risk attributable to the embedded derivative, are immaterial for all reported periods and therefore no amounts have been included in other comprehensive income in respect of credit risk.

INX LIMITED

Notes to CONSOLIDATED Financial Statements

U.S. dollars in thousands (except share, token, per share and per token data)

NOTE 4:- INX TOKEN WARRANT LIABILITY

a.	Composition:

	Year ended December 31,
	2020	2019
Obligation to issue INX Tokens to early investors	$318	$109
Warrants granted to employees and service providers	3,931	4

	$4,249	$113

b.	The Company reserved 17,373,438 INX Tokens for sales and issuances to employees, directors, advisors and early investors in the Company. Of this amount, 1,333,000 INX Tokens have been issued and the Company has commitments to issue up to 6,676,083 additional INX Tokens.

c.	As part of equity financing agreements that took place in 2018, the Company has obligated to issue to the investors a number of INX tokens that will be determined pursuant to the results of the Offering. The Company have accounted for these obligations as derivative liabilities. See Notes 8(2)(a) and 8(2)(c).

d.	Warrants granted to employees and service providers:

As of December 31, 2020, the Company has commitments to grant 5,906,083 INX Tokens to directors, employees and service providers, substantially all of which were exercisable subject to the Offering being declared effective by the SEC. Most of these warrants are exercisable six months following the date the Offering was declared effective by the SEC in August 2020 and some are also subject to vesting periods.

The following table lists the inputs to the Black-Scholes pricing model used for the fair value measurement of INX Tokens warrants:

Expected volatility of the token prices (%)	65% - 99.3%
Risk-free interest rate (%)	0.65%
Expected life of warrant (years*)	0.25 - 4
Exercise price	$0.01 - $0.90

*)	INX Token warrant granted with no expiration date were valued as the INX Token fair value.

INX LIMITED

Notes to CONSOLIDATED Financial Statements

U.S. dollars in thousands (except share, token, per share and per token data)

NOTE 4:- INX TOKEN WARRANT LIABILITY (Cont.)

The liability for INX Token warrants to employees and service providers is presented at fair value based on the above inputs. Token based compensation expenses in the years ended December 31, 2020 and 2019 amounted to $3,933 and $9, respectively.

d.	Movement during the year:

The following table presents the changes in the number of INX Tokens warrants and their weighted average exercise prices:

	2020		2019
	Number of tokens	Weighted average exercise price	Number of tokens	Weighted average exercise price

INX Tokens warrants outstanding at beginning of year	5,086,250	$0.016	4,482,500	$0.011
INX Token warrants granted during the year	1,084,833	$0.286	603,750	$0.057
Obligation exercised (tokens issued) during the year	(265,000)	$0.01	-	-

INX Token warrants outstanding at the end of year	5,906,083	$0.067	5,086,250	$0.016

INX Token warrants exercisable at end of year (*)	398,762	$0.080	247,500	$0.021

(*)	As of December 31, 2020, all exercisable INX token warrants are subject to lock-up agreements for periods of 6 to 24 months following the date the Offering was declared effective by the SEC in August 2020.

INX LIMITED

Notes to CONSOLIDATED Financial Statements

U.S. dollars in thousands (except share, token, per share and per token data)

NOTE 5:- RELATED PARTIES

a.	Balances:

	December 31,
	2020	2019

Assets:

Receivable - funds held by related party	33	14
Prepaid expenses	207	255

Liabilities:
Account payables	16	13
Accrued bonuses	450	-
INX Token liability	11,429	1,008
INX Token warrant liability	2,177	43
Convertible loans	52	50

b.	Transactions (*):

	Year ended December 31,
	2020	2019

Sales and marketing	549	3
General and administrative	1,280	99
Fair value adjustment of INX Token and INX Token warrant liabilities	3,852	262

*)	Excluding benefit to key management personnel (See c below).

c.	Benefits to key management personnel:

	Year ended December 31,
	2020	2019

Short-term benefits	1,412	752
Share-based compensation	340	202
Token-based compensation	903	9

INX LIMITED

Notes to CONSOLIDATED Financial Statements

U.S. dollars in thousands (except share, token, per share and per token data)

NOTE 6:- CONVERTIBLE LOANS

The Company entered into convertible loan agreements dated November 27, 2017 (“Convertible Loans”) with three individuals, of which one is an officer of the Company (the “Lenders”), for an aggregate amount of $144. The loans are convertible at any time and at each Lender’s sole discretion, into an aggregate total of 956,333 Ordinary shares of the Company or repaid at the earlier of (i) the lapse of five years; (ii) an initial public offering of the Company’s shares or (iii) upon a Deemed Liquidation Event as defined in the Company’s Articles of Association. The loans bear 2% interest compounded annually. In addition, the Lenders were granted the right to purchase a total of 2,690,623 INX Tokens.

During the years 2018 and 2017, the Company received $47 and $97, respectively, in consideration for the convertible loans and INX Tokens, of which $1 and $4, respectively were attributed to the fair value of the INX Tokens. The fair value of the loans received during the years 2018 and 2017, amounted to $31 and $ 62 respectively, resulting in an effective interest rate of 60% and the balances of $15 and $31, respectively, were attributed to the conversion option, which was recorded in equity.

In the years ended December 31, 2020 and 2019, interest and amortization of discount on the convertible loans amounted to $3 and $39, respectively.

The Convertible Loans were converted into Ordinary shares on February 25, 2021. See Note 12(f).

NOTE 7:- EQUIPMENT, NET

Cost:	Computers and related equipment
Balance at January 1, 2020	$-
Additions	35
Balance at December 31, 2020	35
Accumulated depreciation:
Balance at January 1, 2020	-
Depreciation for the year	3
Balance at December 31, 2020	3

Depreciated cost at December 31, 2020	$32

INX LIMITED

Notes to CONSOLIDATED Financial Statements

U.S. dollars in thousands (except share, token, per share and per token data)

NOTE 8:- EQUITY

Outstanding Ordinary shares:

Ordinary shares confer upon their holders’ rights to receive dividends in cash and in Company’s shares, rights to nominate the Company’s directors and rights to participate in distribution of dividends upon liquidation in proportion to their holdings. The Company has caused majority of its current shareholders and shall cause its future shareholders, to enter an agreement, pursuant to which such shareholders (i) irrevocably subordinate their rights to receive any distributions and payments from the Company prior to the payment in full by the Company of all distributions owed to INX Token holders, and (ii) irrevocably waive and subordinate their rights, in the event of an insolvency event, as defined in the INX Token Purchase Agreement, to any cash held in the cash fund. All Ordinary shares issued and outstanding have identical rights, including identical voting rights, in all respects.

In the period from inception (September 2017) through December 31, 2020, Ordinary shares of the Company were issued and outstanding as follows:

1.	Period ended December 31, 2017:

a)	Issuance of 3,356,666 Ordinary shares to Triple-V in consideration for $527 of which $452 was paid in cash. The balance of the $75 is recorded as a receivable on account of shares as an offset to equity.

b)	Issuance of 1,120,000 Ordinary shares to A-Labs in consideration for services provided to the Company at a fair value of $175.

c)	Issuance of 440,500 Ordinary shares to certain service providers of the Company in consideration for services provided to the Company at a fair value of $69.

2.	Year ended December 31, 2018:

a)	During January and February 2018, the Company signed four individual Share Purchase Agreements with four new investors (the “New Investors”). Pursuant to these agreements, the Company issued a total of 1,768,290 Ordinary shares to the New Investors. In addition, two of the New Investors were granted warrants to purchase up to an additional 1,647,264 Ordinary shares at an exercise price of $0.13465 per share. The warrants will expire upon the earlier of a merger or acquisition of the Company, or nine months from the date the warrants were granted in January 2018.

INX LIMITED

Notes to CONSOLIDATED Financial Statements

U.S. dollars in thousands (except share, token, per share and per token data)

NOTE 8:- EQUITY (Cont.)

In June 2018, some of the New Investors signed amendments to the Share Purchase Agreements pursuant to which the New Investors are entitled to receive an additional 1,068,000 INX Tokens.

The New Investors are also entitled to receive, for no additional consideration, a number of INX Tokens to be determined by dividing the aggregate consideration of $693 by the price per Token in an initial public offering of INX Tokens. The number of INX Tokens received will not exceed 2% of the total number of INX Tokens issued at the time of the initial public offering. The Company has accounted for this obligation to issue Tokens as a derivative liability that is measured at fair value through profit or loss.

As of December 31, 2020 and December 31, 2019, the fair value of the related derivative liability, which was determined based on management’s assessment of the number of Tokens to be provided, amounted to $318 and $103, respectively, and is included in the INX Token warrant liability. The level in the fair value hierarchy is level 1 and 3 as of December 31, 2020 and 2019, respectively.

The aggregate consideration received from the New Investors amounted to $704, of which $698, $5 and $1 were attributed to the shares and warrants, INX Tokens and derivative liability, respectively.

On September 10, 2018, the New Investors exercised a portion of their warrants and purchased 1,368,759 Ordinary shares in consideration for $186, of which $39 was received in February 2019. The remaining warrants expired.

b)	In May 2018, the Company issued to additional investors 2,358,820 Ordinary shares in consideration for an aggregate amount of $2,463.

c)	On October 2, 2018, the Company issued to a new investor 478,927 Ordinary shares in consideration for $500 reflecting a price per share of $1.044 (the “Purchase Price”). The Company also issued to the investor a share warrant to purchase an additional 622,605 Ordinary shares at the same price per share. In addition, the investor received an INX Token warrant to purchase 325,000 INX Tokens at a price per token equal to 70% of the price of the INX Tokens determined at an initial coin offering. The share warrant is exercisable during a period of six months commencing from the effective date of the transaction (the “October 2018 Financing”). In April 2019, the share warrant expired. The terms of the INX Token warrant, as amended on December 19, 2019 and June 10, 2020, may be exercised through the earlier of: (i) the closing of the ICO; and (ii) December 31, 2020. The Token warrants expired in December 31, 2020.

According to the October 2018 Financing, in the event that during a period of six months from the effective date, the Company shall issue Ordinary shares at a price per share that is lower than the Purchase Price, the Purchase Price shall be retroactively adjusted to be equal to such lower price and the Company shall issue to the investor additional Ordinary shares, such that the total amount of shares issued to the investor under the October 2018 Financing shall be equal to the aggregate purchase price, divided by the lower share price.

INX LIMITED

Notes to CONSOLIDATED Financial Statements

U.S. dollars in thousands (except share, token, per share and per token data)

NOTE 8:- EQUITY (Cont.)

The number of Ordinary shares issuable upon exercise of the warrant and the exercise price shall be adjusted accordingly. The share warrant together with the anti-dilution protection mechanism described above, were accounted as Warrant liability which is re-measured each period at fair value in the statement of comprehensive loss. Through April 2019, no Ordinary shares were issued at a price lower than the Purchase Price. Therefore, no additional Ordinary shares were issued to the investor and the share warrant expired.

With respect to the INX Token warrant described above, the Company has accounted for this obligation to issue Tokens as a derivative liability that is measured at fair value through profit or loss. The following assumptions were used to estimate the fair value of the INX Token warrant: risk-free interest rate of 1.55%, expected volatility of 66.13%, expected life (in years) of 0.25 and expected dividend yield of 0%. The level in the fair value hierarchy is level 3.

The October 2018 Financing aggregate consideration was attributed to Ordinary shares, warrant liability and token derivative liability, according to their fair value as of the date of the transaction, which amounted to $340, $158 and $2, respectively.

As of December 31, 2020, December 31, 2019 the fair value of the derivative liability, which was determined using a Black Scholes option pricing model, amounted to $0 and $6, respectively, and is included in INX Token warrant liability.

d)	On October 10, 2018, the Company issued to an additional investor 95,785 Ordinary shares in consideration for $100.

3.	Year ended December 31, 2019:

a)	In January 2019, the Company signed separate share purchase agreements with several investors, including A-Labs and one of the Company’s service providers which is a related party. Pursuant to these agreements, the Company issued to the investors 425,183 Ordinary shares in consideration for $444, reflecting a price of $1.044 per share. The Ordinary shares issued include 47,893 shares and 33,391 shares that were issued to A-Labs and one of the Company’s service providers, respectively.

b)	In April 2019, the Board of Directors of the Company approved a capital raise in the form of Simple Agreements for Future Equity (“SAFE”). Pursuant to the SAFE, upon consummation of an investment round in shares of capital stock of the Company in the amount of not less than $ 2,000 (in addition to the funds raised under the SAFEs) (the “Qualifying Financing”), the funds raised under the SAFEs will automatically be converted into the same class of shares of capital stock as those issued in the Qualifying Financing at a price per share equal to the lower of: (i) a 25% discount on the base (undiscounted) price per share of the Qualifying Financing; and (ii) $1.367 per share(the “Default Price”). If a Qualified Financing is not consummated within 12 months as of the Effective Date (as such term is defined in the SAFEs), the funds raised under the SAFEs will automatically be converted at a price per share equal to the Default Price pursuant to the terms set forth in the SAFEs.

INX LIMITED

Notes to CONSOLIDATED Financial Statements

U.S. dollars in thousands (except share, token, per share and per token data)

NOTE 8:- EQUITY (Cont.)

Following the approval of the Board of Directors, during April 2019, the Company entered into SAFEs with certain investors pursuant to which an amount of $428 was raised by the Company, including $150 and $100 from Triple V and A-Labs respectively.

A Qualified Financing was not consummated before April 25, 2020, and thus the funds raised under the SAFE were automatically converted into 312,849 Ordinary Shares at a price per share equal to the Default Price

c)	On August 13, 2019, the Board of Directors of the Company approved an additional capital raise of up to $1,000 in the form of SAFE, which the Board of Directors of the Company then increased to $1,500 on October 28, 2019 (the “Second SAFE”). The Second SAFE will also be automatically converted into the same class of shares of capital stock as those issued in the Qualifying Financing at a price per share equal to the lower of: (i) 25% discount on the base (undiscounted) price per share of the Qualifying Financing, and (ii) $1.367 per share. If a Qualified Financing is not consummated within 12 months commencing as of the Effective Date (as such term is defined in the Second SAFE), the funds will automatically be converted at a price per share of $1.367. In addition to the shares issued to the investors upon conversion of the Second SAFE, the Second SAFE investors shall be entitled to an option to purchase an equal number of additional shares issued to them upon conversion of their investment under the Second SAFE, from the same class of such converted shares, for an exercise price of $1.953 per share. This option shall be valid for a period of 36 months. In connection with the Second SAFE, the Company raised an amount of $978, including $250 from Triple V.

In the absence of a qualified financing during the 12 months period following the effective date of such Second SAFE in 2020, the Company converted the investment provided to it under the Second SAFE into an aggregate of 716,136 Ordinary Shares of the Company.

Pursuant to the terms of the Second SAFE, upon the Second SAFE conversion, the investors under the Second SAFEs received an option to purchase an additional identical number of Ordinary Shares of the Company at a price of $1.953 per share.

On September 13, 2020, Triple-V exercised the option that was granted to it under the Second SAFE dated August 30, 2019 between Triple-V and the Company, and the option that was granted to Mr. Shy Datika under the Second SAFE dated August 30, 2019 between Mr. Datika and the Company that was assigned to Triple by Mr. Datika, were exercised to an aggregate of 146,306 Ordinary Shares at a price of $1.953 per share.

INX LIMITED

Notes to CONSOLIDATED Financial Statements

U.S. dollars in thousands (except share, token, per share and per token data)

NOTE 8:- EQUITY (Cont.)

4.	Year ended December 31, 2020:

a)	On February 21, 2020, the Board of Directors of the Company approved an additional capital raise of up to $1,500 in the form of SAFE (the “Third SAFE”). The Third SAFE will be automatically converted into the same class of shares of capital stock as those issued in a Qualifying Financing at a price per share equal to the lower of, (i) 25% discount on the base (undiscounted) price per share of the Qualifying Financing, and (ii) $1.526 per share. If a Qualified Financing is not consummated within 12 months commencing as of the Effective Date (as such term is defined in the Third SAFE), the funds will automatically be converted at a price per share of $1.526. In addition to the shares issued to the investors upon conversion of the Third SAFE, the Third SAFE investors shall be entitled to an option to purchase additional identical number of shares, from the same class of the shares issued to them upon conversion of their investment under the Third SAFE, for an exercise price of $1.696 per share. This option shall be valid for a period of 36 months commencing as of the Effective Date of the agreement. An aggregate amount of $579 has been received by the Company pursuant to the Third SAFE in 2020, including $100 and $30 from Triple V and A-Labs, respectively. See Note 12(a).

b)	On June 2, 2020, the Board of Directors of the Company approved an additional capital raise of $300 in the form of SAFE (the “Fourth SAFE”) to be invested in the Company by a new investor. The Fourth SAFE will also be automatically converted into the same class of shares of capital stock as those issued in a Qualifying Financing at a price per share equal to the lower of, (i) 25% discount on the base (undiscounted) price per share of the Qualifying Financing, and (ii) a price per share that is calculated by dividing $36,000 by the number of shares in the Fully Diluted Share Capital immediately prior to the issue of all Safe Equity Shares issuable upon conversion. If a Qualified Financing is not consummated within 18 months commencing as of the Effective Date (as such term is defined in the Fourth SAFE), the funds will automatically be converted at a price per share that is calculated by dividing $36,000 by the number of shares in the Fully Diluted Share Capital immediately prior to the issue of the last Safe Equity Shares issuable under those SAFEs issued in the Round.

In addition to the shares issued to the new investor upon conversion of the Fourth SAFE, the new investor shall be entitled to an option to purchase additional identical number of shares, from the same class of the shares issued to him upon conversion of his investment under the Fourth SAFE. The exercise price of each share underlying this option shall be calculated by dividing $40,000 by the Fully Diluted Share Capital immediately prior to the issue of the Safe Equity Shares. This option shall be valid for a period of 36 months commencing as of the Effective Date.

Upon the closing of such Qualified Financing on September 13, 2020 (see Note 8(4)(c)), the Company converted the investment provided to it under the Fourth SAFE into 165,654 Ordinary Shares of the Company. Such conversion reflected a price of $1.811 per share. Pursuant to the terms of the Fourth SAFE, upon the Fourth SAFE conversion, the investor under the Fourth SAFE received an option to purchase an additional identical number of Ordinary Shares of the Company at a price of $2.743 per share.

INX LIMITED

Notes to CONSOLIDATED Financial Statements

U.S. dollars in thousands (except share, token, per share and per token data)

NOTE 8:- EQUITY (Cont.)

c)	On September 13, 2020, the Company entered into a subscription agreement with a new investor pursuant to which the investor invested in the Company $1,500 in consideration for 621,375 Ordinary Shares. The new investor is also entitled to receive, for no additional consideration a warrant to purchase 596,659 Ordinary Shares of the Company, at a price of $2.514 per share, until the warrant’s first-year anniversary.

In addition to its investment under the investment agreement, on September 8, 2020, the new investor also entered into a Token Purchase Agreement with the Company, under which he purchased from the Company 6,666,667 INX Tokens in consideration for $6,000.

The new investor also entered into a separate option agreement with Triple V, pursuant to which the new investor shall be entitled to purchase from Triple V (and not from the Company) up to 1.5 million INX Tokens held by Triple V at an exercise price of $0.25 per each INX Token.

The fair value of the option agreement with Triple V is approximately $790. This amount, representing a benefit provided to the investor on behalf of the Company by Triple V, a founding  shareholder of the Company, is accounted for as a contribution to equity (share premium) in the statement of changes in equity. As the purchase of the INX Tokens by the investor is recorded as a liability at their fair value on the date of the acquisition, this benefit has been deducted entirely from the consideration allocated to the purchase of Ordinary shares and warrants (share premium) in the statement of changes in equity. Accordingly, the net effect on share premium and equity is nil.

d)	On September 30, 2020, the Company entered into an investment agreement with Awake Limited (the “Awake Agreement” and “Awake”, respectively). Pursuant to the Awake Agreement, Awake invested in the Company $2,000 in consideration for 264,201 Ordinary Shares of the Company and 1,481,481 INX Tokens. The INX Tokens under the Awake Agreement are subject to Lock-Up Agreement for a period of 12 months. The Awake Agreement’s consideration was attributed to Ordinary shares and to INX Token liability, according to their fair value as of the date of the transaction, which amounted to $829 and $1,171, respectively.

INX LIMITED

Notes to CONSOLIDATED Financial Statements

U.S. dollars in thousands (except share, token, per share and per token data)

NOTE 9:- SHARE-BASED PAYMENT

a.	Shares reserved for Employees Stock Option Plan:

On December 29, 2017, the Company’s Board approved a resolution to reserve 417,000 Ordinary shares of the Company for the purpose of an Employees Stock Option Plan (“ESOP”) and future grants to employees and consultants as the Board may approve from time to time. As of December 31, 2020, no Stock Option Plan has been adopted (See Note 12g).

b.	Ordinary shares issued to certain employees and service providers:

During 2017, the Company issued Ordinary shares to certain employees and service providers in consideration for services to be provided to the Company.

The fair value of the Ordinary share was determined at $0.156 per share as of the date of grant. The fair value of the Ordinary shares was derived from the total consideration paid by the Company’s founding shareholder for INX Tokens and Ordinary shares issued to him upon the establishment of the Company. Key assumptions include an underlying comparison of the shareholder’s and INX Token holder’s participation rights in the Company’s earning distribution.

c.	Share options and warrants granted to employees and service providers:

1.	In May 2018 the Company granted to Y. Singer (service provider) a warrant to purchase 68,173 Ordinary shares of the Company. See also Note 10b.

2.	Upon and subject to the adoption of a Share Ownership and Option Plan (the “Plan”) by the Company, certain employees shall receive 653,419 options exercisable into Ordinary shares of the Company at a price per share equal to the fair value per share at the date of the adoption of the Plan. The options vest over periods of three to four years. The options are exercisable for a period of 10 years from the date of grant. As of December 31, 2020, none of these options were exercisable. Since the exercise price has not yet been determined, the Company has recorded expenses of $570 and $202 for the years ended December 31, 2020 and 2019, respectively, based on an estimate of the fair value of the options as of the respective periods end. See Note 12(g).

3.	The table below summarizes the assumptions that were used to estimate the fair value of the above options granted to employees using the Black- Scholes option pricing model:

	Year ended December 31,
	2020	2019
Expected term (years)	10	10
Expected volatility	99.26%	123.69%
Estimated exercise price	3.133	0.98
Risk-free interest rate	0.65%	2%
Dividend yield	0	0

INX LIMITED

Notes to CONSOLIDATED Financial Statements

U.S. dollars in thousands (except share, token, per share and per token data)

NOTE 10:- COMMITMENTS AND CONTINGENCIES

a.	Engagement agreement with A-Labs Finance and Advisory Ltd. ("A-Labs"):

Under an engagement agreement dated September 26, 2017, as amended in December 2017 and January 31, 2018 (the “A-Labs Agreement”), A-Labs, a shareholder of the Company, shall provide services to the Company which include, among others, development, planning, management, execution, branding and marketing outside of the US with relation to the Offering of the INX Tokens on behalf of the Company. In consideration for these services, A-Labs received a non-refundable, cash payment of $500 and will receive a contingent cash payment of $500 payable upon the completion of an offering in which the Company has raised from US Persons not less than $10,000. Subject to the completion of an offering under which the Company has raised from non-U.S. persons not less than $10,000, A-Labs also will receive an additional contingent cash payment for the marketing and sale of INX Tokens to non-US Persons only. Such consideration shall be equal to: 10% of the first $30,000 (up to $3,000) in ICO Proceeds (as defined in the A-Labs Engagement Agreement); 5% of the next $70,000 (up to $3,500) in ICO Proceeds; 6% of the next $100,000 (up to $6,000) in ICO Proceeds; and 7.5% of ICO Proceeds in excess of $200,000.

A-Labs also received a grant of 4,550,000 INX Tokens at a fair value of $6. In addition, pursuant to an agreement signed contemporaneously with the A-Labs Agreement, the Company issued 1,120,000 Ordinary shares to A-Labs. The fair value of the Ordinary shares issued amounting to $136 ($175 less the payment of $39 required for those shares), is deemed additional consideration for the services to be provided by A-Labs.

In September 2017, the total consideration in the A-Labs Agreement amounted to $681. This amount is comprised of cash of $500, INX Tokens with a fair value of $6 and Ordinary shares with a fair value of $175. A-Labs contributed $45 ($6 for the INX Tokens and $39 for the Ordinary shares), such that the consideration in excess of the amount contributed amounted to $636. As the A-Labs Agreement required A-Labs to provide these services in the future, upon initial recognition this amount of $636 was recorded as prepaid expenses.

The fair value of the INX Tokens and of the Ordinary shares was derived from the total consideration paid by the Company’s founding shareholder for INX Tokens and Ordinary shares issued to him upon the establishment of the Company. Key assumptions include an underlying comparison of the shareholder’s and INX Token holder’s participation rights in the Adjusted Operating Cash Flow.

In the years ended December 31, 2020 and 2019, the Company recognized compensation expense in connection with the A-Labs Agreement of $508 and $3, respectively. The compensation expense recognized was based on the extent of the services performed until the respective dates.

As of December 31, 2020, and December 31, 2019, the balance of prepaid expenses amounted to $207 and $258, respectively. The prepaid expenses balance as of December 31, 2020 includes additional advance payments of $143 paid to A-Labs during 2020.

INX LIMITED

Notes to CONSOLIDATED Financial Statements

U.S. dollars in thousands (except share, token, per share and per token data)

NOTE 10:- COMMITMENTS AND CONTINGENCIES (Cont.)

b.	Software services agreement with Y. Singer Ltd. ("Y. Singer"):

Under the Software Services Agreement, effective as of October 1, 2017, and as amended on May 9, 2018, June 27, 2018 and August 6, 2018 (the “Y. Singer Agreement”), between the Company and Y. Singer, Y. Singer shall provide services to the Company, including the design, development, implementation, modification and customization of the INX Trading Solutions platform software. In addition, Y. Singer will provide maintenance and support services for a three-month period to INX Trading Solutions with a renewal option. In consideration for these services, Y. Singer is entitled to approximately $500. In consideration for past services, Y. Singer was also granted in May 2018 a warrant to purchase 68,173 Ordinary shares of the Company at an exercise price equal to the par value per share of GBP 0.001 exercisable for a period of 48 months from the date the warrants were granted. Upon issuance of these warrants, the Company recorded compensation expense of $71 in the year ended December 31, 2018 based upon the fair value of the Ordinary shares at that date. The Software Services Agreement between the Company and Y. Singer has terminated under its terms as a result of the Company’s failure to raise $5,000 by September 30, 2018. However, Y. Singer continued to perform the services under the Software Services Agreement through its completion during the second quarter of 2019, in consideration for the amount provided in the Software Services Agreement.

d.	Appointment of Mr. Silbert as the Executive Managing Director:

In connection with the appointment of Mr. Silbert as the Executive Managing Director of INX Services, Inc., Mr. Silbert entered into an Executive Employment Agreement with INX Services, Inc. dated March 7, 2018, and subsequently amended on June 25, 2018, (the “Silbert Employment Agreement”), pursuant to which Mr. Silbert will provide services to INX Services, Inc. and the Company, including that Mr. Silbert shall serve as a member of the Board of the Company and Executive Managing Director of U.S. Operations of INX Services, Inc. Pursuant to the Silbert Employment Agreement, Mr. Silbert will receive an annual base salary of $132.

Six months following the date the registration statement in connection with an initial public offering of INX Tokens is declared effective by the SEC, Mr. Silbert shall be eligible to earn an annual performance-based bonus in the amount of $150 upon the achievement of certain performance-based targets which shall be established by the Board and shall also be granted an option to purchase 500,000 INX Tokens at a price of $0.01 per Token, which option must be exercised within ninety days of the grant. Six months following the date the registration statement in connection with an initial offering of INX Tokens is declared effective by the SEC, Mr. Silbert’s base salary shall increase to a monthly rate of $20.

In addition, upon and subject to the adoption of a Share Ownership and Option Plan by the Company, Mr. Silbert shall receive an option to purchase 287,290 Ordinary shares of the Company constituting 3% of the share capital of the Company on a fully diluted basis at the date of the Silbert Employment Agreement, at a price per share equal to the fair value per share at the grant date, which will be the date of the adoption of a Share Ownership and Option Plan. 25% of the option shares will vest upon each anniversary of Mr. Silbert’s employment with INX Services. See Note 9c(2) for further details.

INX LIMITED

Notes to CONSOLIDATED Financial Statements

U.S. dollars in thousands (except share, token, per share and per token data)

NOTE 10:- COMMITMENTS AND CONTINGENCIES (Cont.)

On March 25, 2021 the Silbert Employment Agreement was amended such that, commencing as of April 1, 2021, Mr. Silbert’s title shall change to CEO, North America and his annual base salary shall increase to $300. In addition, Mr. Silbert was granted, effective as of April 1, 2021, an additional option to purchase 200,000 INX Tokens at a price of $0.9 per Token, and with an option to purchase 197,710 Ordinary Shares of the Company.

e.	Appointment of Mr. James Crossley as a member of the Company's Board:

In connection with the appointment of Mr. James Crossley as a member of the Company’s Board of Directors, the Company entered into a Services Agreement with Bentley Limited (the “Bentley Services Agreement”), effective as of February 1, 2018, pursuant to which Bentley Limited will provide services to the Company including that James Crossley shall serve as a board member of the Company. Pursuant to the Bentley Services Agreement, Bentley will receive a monthly consulting fee of GBP 1,600. Commencing January 2018, Bentley also receives a fee of GBP 1,000 per month in consideration for administrative services.

In addition, Bentley will receive the option to purchase 10,000 INX Tokens per month at the price of $0.01 per Token, subject to a maximum of 100,000 INX Tokens. On January 7, 2019, the Board of Directors approved the grant of options to Bentley Limited to purchase an additional 7,500 INX Tokens per month at the price of $0.01 per Token. Such additional options shall commence on December 1, 2018 and shall lapse on the first of the month in which the Company raises $10,000 in a public offering of INX Tokens.

On October 1, 2020, the Bentley Services Agreement was amended such that, commencing as of such date, the monthly consulting fee due to Bentley Limited was increased to GBP 3,600 + VAT per month. In addition, Bentley Limited’s entitlement for INX Tokens ended on October 1, 2020. The total aggregate number of INX Tokens underlying the Bentley Limited option is 265,000. As of the date hereof, Bentley Limited has exercised all options to purchase INX Tokens that have been granted pursuant to the Bentley Services Agreement.

f.	Agreement with Fidelis LLC:

On April 23, 2018, the Company and INX Services, Inc. entered into a services agreement with Fidelis LLC, effective as of April 1, 2018 and as amended on June 25, 2018, pursuant to which Mr. Matt Rozzi shall serve as the Chief Operating Officer and Chief Compliance Officer of INX Services, Inc. Mr. Rozzi will receive a monthly fee of $12.5. In addition, upon the registration of INX Services as a broker-dealer with FINRA, Mr. Rozzi shall be granted a one-time cash bonus of $60.

It is intended that Mr. Rozzi will enter into an employment agreement with INX Services, Inc. six months following the date the registration statement in connection with an initial public offering is declared effective by the SEC. Pursuant to this agreement, Mr. Rozzi will receive a monthly salary in the amount of $25 and benefits appropriate to an executive level employee. Mr. Rozzi shall also receive additional bonus payments of up to $90 upon the achievement of certain performance targets and objectives as determined by the Board of the Company. Six months following the date the registration statement in connection with an initial public offering of INX Token is declared effective by the SEC, Mr. Rozzi will receive an option to purchase 350,000 INX Tokens at a price per Token of $0.01.

INX LIMITED

Notes to CONSOLIDATED Financial Statements

U.S. dollars in thousands (except share, token, per share and per token data)

NOTE 10:- COMMITMENTS AND CONTINGENCIES (Cont.)

In addition, upon and subject to the adoption of a Share Ownership and Option Plan by the Company, the Company will grant Mr. Rozzi an option to purchase 48,122 shares constituting 0.5% of the share capital of the Company as of April 23, 2018 (on a fully diluted basis and subject to future dilution) with an exercise price per share equal to the fair value of the Company’s share at the grant date, which will be the date of the adoption of a Share Ownership and Option Plan. 25% of the options will vest on each anniversary of Mr. Rozzi’s employment with INX Services. Since the exercise price has not been determined yet, the Company recorded stock-based compensation expenses based on the best estimate of the fair value of the options at the end of the reporting period. See Note 9c(2) for further details.

g.	Appointment of Mr. David Weild as a member of the Company's Board:

On March 21, 2018, as amended on June 25, 2018, the Company appointed Mr. David Weild as a member of the Board of the Company, effective as of April 15, 2018. Mr. Weild will receive a monthly fee of $1.5. Six months following the date the registration statement in connection with an initial public offering of INX Tokens is declared effective by the SEC, Mr. Weild shall receive an option to purchase 350,000 INX Tokens at a price of $0.01 per Token and shall be entitled to purchase 3,500 INX Tokens at a price of $0.01 per Token on a monthly basis during his tenure as director.

h.	Consulting Agreement with Shay Laboratory Ltd:

Under the Consulting Agreement with Shay Laboratory Ltd., dated October 1, 2017, in consideration for its consulting services, Shay Laboratory Ltd. shall receive, upon and subject to the adoption of a Share Ownership and Option Plan by the Company and to raising a certain minimum amount in an initial public offering of INX Tokens, an option to purchase 28,010 Ordinary shares of the Company, at a price per share equal to the par value per share of GBP 0.001.

In addition, the Company has granted Shay Laboratory Ltd. an option to purchase INX Tokens equaling in the aggregate 0.1% of the registered INX Tokens which were not sold at the ICO or otherwise were distributed by the Company to any third party, at the price of $0.01 per Token, provided that, such number of INX Tokens shall not exceed 100,000 and shall not be less than 15,000. Such options are contingent upon raising a certain minimum amount in an initial public offering of INX Tokens.

In addition, upon an initial public offering of INX Tokens whereby a certain minimum amount of proceeds is raised, Shay Laboratory Ltd will be entitled to receive a one-time cash bonus of approximately $55.

i.	Appointment of Directors:

In 2018, pursuant to letters of intention the Company engaged Mr. Ashar, Mr. Thadaney and Mr. Lewis (the “New Directors”) as members of the Board of Directors of INX Limited. Each of the New Directors will receive a monthly fee of $1-$1.5 for the term of the engagement. Six months following the date the registration statement in connection with an initial public offering of INX Tokens is declared effective by the SEC, each of the New Directors will be entitled to purchase 3,500 INX Tokens per month in consideration for $0.01 per Token on a monthly basis during his tenure as director, as well as an option to purchase 350,000 INX Tokens at a price of $0.01 per Token.

INX LIMITED

Notes to CONSOLIDATED Financial Statements

U.S. dollars in thousands (except share, token, per share and per token data)

NOTE 10:- COMMITMENTS AND CONTINGENCIES (Cont.)

j.	Agreement with Mr. Douglas Borthwick:

On September 1, 2019, INX Services, Inc. entered into a services agreement with Mr. Douglas Borthwick, pursuant to which Mr. Borthwick shall serve as the Chief Marketing and Business Development Officer of INX Services, Inc. Pursuant to the Borthwick Employment Agreement, Mr. Borthwick receives a base monthly salary of $1. In addition, Mr. Borthwick was granted an option to purchase 103,929 INX Tokens at an exercise price of $0.065 per INX Token. Six months following the date the registration statement in connection with this offering is declared effective by the SEC, Mr. Borthwick shall be entitled to a one-time bonus in the amount of $200 and an option to purchase additional 259,821 INX Tokens at an exercise price of $0.065 per INX Token. In addition, upon and subject to the adoption of a Share Ownership and Option Plan by the Company, Mr. Borthwick shall receive an option to purchase 194.937 Ordinary Shares of the Company, at a price per share equal to the fair market value per share. The option shares shall vest over a period of three years, subject to the continuous engagement of Mr. Borthwick with the Company. Since the exercise price of the stock options has not been determined yet, the Company recorded stock-based compensation expenses based on the best estimate of the fair value of the options at the end of the reporting period. See Note 9c(2) for further details.

If the said Agreement is terminated without cause or good reason, as such terms are defined in the Agreement, INX Services shall continue to pay Mr. Borthwick a base salary for twelve months following the termination date.

Effective September 1, 2019, Mr. Borthwick and INX Services entered into an Amended and Restated Consultancy and Employment Agreement, as amended on October 1, 2020 (the “Previous Borthwick Employment Agreement”), pursuant to which Mr. Borthwick will provide services to INX Services and the Company, including that Mr. Borthwick shall serve as Chief Marketing and Business Development Officer of INX Services.

On October 1, 2020, the Borthwick Employment Agreement was amended such that, Mr. Borthwick’s monthly salary was increased to $ 15,000 and was granted with an option to purchase additional 250,000 INX Tokens (the “Borthwick’s Additional Tokens”). 50,000 Tokens of Borthwick’s Additional Tokens vested six months following the date the registration statement in connection with the offering of the INX Tokens was declared effective by the SEC and their exercise price is $0.09 per INX Token. 200,000 Tokens of Borthwick’s Additional Tokens shall vest in accordance with the following vesting schedule: 25% of such 200,000 INX Tokens vested on October 1, 2020 and additional 25% of such 200,000 INX Tokens shall vest over four year thereafter. The exercise price of such 200,000 INX Tokens shall be $0.9 per each Token.

On March 25, 2021 the Borthwick Employment Agreement was amended such that, commencing as of April 1, 2021, Mr. Borthwick’s title shall change to Company’s Chief Business Officer (CBO) and his annual base salary shall increase to $276. In addition, Mr. Borthwick was granted, effective as of April 1, 2021, an additional option to purchase 200,000 INX Tokens at a price of $0.9 per Token, and with an option to purchase additional 206,000 Ordinary Shares of the Company.

INX LIMITED

Notes to CONSOLIDATED Financial Statements

U.S. dollars in thousands (except share, token, per share and per token data)

NOTE 10:- COMMITMENTS AND CONTINGENCIES (Cont.)

k.	Agreement with Mr. Paz Diamant:

On July 6, 2020, the Company entered into a Services Agreement with Mr. Paz Diamant pursuant to which Mr. Diamant shall serve as Chief Technology Officer of the Company. The Diamant Services Agreement further envisions that Mr. Diamant will enter into an employment agreement with the Company two months following the date the registration statement in connection with the Offering is declared effective by the SEC. Mr. Diamant will receives a monthly consulting fee of $1. Upon entering into an employment agreement with the Company, Mr. Diamant shall be entitled to a monthly salary of approximately $13 per month.

Pursuant to the Diamant Services Agreement, during each month between the effective date of the Diamant Services Agreement until the month that is two months following the date the registration statement in connection with this offering is declared effective by the SEC, Mr. Diamant will be entitled to an option to 10,000 INX Tokens per month, at the price of $0.08 per Token. Two months following the date the registration statement in connection with an initial public offering of INX Tokens is declared effective by the SEC, Mr. Diamant shall be entitled to an option to purchase 20,000 INX Tokens at an exercise price of $0.08 per INX Token. Upon entering into an employment agreement with the Company, Mr. Diamant shall be entitled to an option to purchase an additional 200,000 INX Tokens at an exercise price of $0.08 per INX Token. The options granted under the Diamant Employment Agreement shall vest, subject to Mr. Diamant’s continued employment with the Company, over four years in equal amounts on each of the first four anniversaries of the effective date of the Diamant Employment Agreement.

In addition, upon and subject to the adoption of a Share Ownership and Option Plan by the Company, Mr. Diamant shall receive an option to purchase 67,158 Ordinary Shares of the Company, at a price per share equal to its fair value at the grant date. The option shares shall vest over a period of five years, subject to the continuous engagement of Mr. Diamant with the Company. In addition, Mr. Diamant is entitled to a one-time bonus payment of $250 upon the acquisition of the Company by a non-affiliated entity in consideration for no less than $50,000.

INX LIMITED

Notes to CONSOLIDATED Financial Statements

U.S. dollars in thousands (except share, token, per share and per token data)

NOTE 11:- EMPLOYEE BENEFIT EXPENSES

a.	Employee benefit expenses:

Short term employee benefits included in consolidated statements of comprehensive loss are as follows:

	Year ended December 31,
	2020	2019

Research and development
Short term benefit	738	360
Share based compensation	255	-
Token based compensation	336	3

Sales and Marketing
Short term benefit	267	2
Share based compensation	171	106
Token based compensation	423	-

General and administration
Short term benefit	1,600	756
Share based compensation	144	96
Token based compensation	3,174	6

INX LIMITED

Notes to CONSOLIDATED Financial Statements

U.S. dollars in thousands (except share, token, per share and per token data)

NOTE 12:- SUBSEQUENT EVENTS

a.	Conversion of the Third SAFE:

(1)	Third SAFE dated March 2020 - In March 2021, in the absence of qualified financing during the 12 months following the effective date of such Third SAFE, the Company converted the investment provided to it under the Third SAFE dated March 2020 into an aggregate of 281,304 Ordinary Shares of the Company at a price per share of $1.526.

(2)	Third SAFE dated May 2020 - March 2021, Oz.tz. Properties Ltd and SPiCE Venture Capital Pte. Ltd., who originally were entitled to convert their loan in May 2021, requested the Company for early conversion of their SAFEs, this request was approved by the Company’s board of directors and accordingly converted into an aggregate of 98,296 Ordinary Shares of the Company at a price per share of $1.526.

b.	Asset purchase agreement with OFN:

On January 12, 2021, the Company entered into an asset purchase agreement with Openfinance Holdings, Inc. and certain subsidiaries of Openfinance Holdings, Inc. (collectively, “OFN” and the “Asset Purchase Agreement”). Pursuant to the Asset Purchase Agreement, the Company acquired various assets of OFN, including the entire share capital of Openfinance Securities, LLC (“OFN Securities”), a Pennsylvania corporation, who holds FINRA Broker Dealer permit and Alternative Trading System permit in the United States, in consideration of $1,180. In addition, following 6 months and 12 months from the closing and contingent upon the continued operation of the trading platform, the Company shall pay additional payments of $400 each. The first additional payments may be reduced to $200, subject to the number of issuers contracted to be listed on the trading platform between the time of the closing and the date of payment. In addition, the Company shall grant OFN a warrant to purchase 500,000 INX Tokens and additional warrants to INX Tokens, equal to 35,000 Tokens multiplied by the number of full months commencing as of June 1, 2020 and until the consummation of the transaction. The warrants underlying the Grant shall be exercisable during a period of 24 months as of the closing, with an exercise price of $ 0.07 per token. In addition, OFN will be entitled to additional consideration in a way of a split of the platform generated profit as follows: 33% in the first and second years of operations, 20% and 10% in the third and fourth years of operations, respectively. Following closing of the Asset Purchase Agreement, OFN Securities shall also become a wholly-owned subsidiary of the Company. The closing thereof is subject to regulatory approvals. In the event that FINRA shall approve the change of control in OFN Securities and its sale to the Company, the Company is likely to be able to use OFN Securities’s Broker Dealer permit and Alternative Trading System permit for its purposes and shall no longer be required to obtain an independent Broker Dealer permit and Alternative Trading System permit.

INX LIMITED

Notes to CONSOLIDATED Financial Statements

U.S. dollars in thousands (except share, token, per share and per token data)

NOTE 12:- SUBSEQUENT EVENTS (Cont.)

c.	Letter of Intent and plan of merger:

On February 22, 202 the Company entered into a non-binding Letter of Intent with Valdy Investments Ltd. (TSXV: VLDY.P) (“Valdy”), a Capital Pool Company (CPC) incorporated under the laws of British Columbia, Canada, registered for trade on the TSX Venture Exchange (the "Exchange") (the “LOI”). The LOI contemplates a merger/share exchange between the Company and Valdy, subject to the approval of the Exchange and the satisfaction of other conditions to be contained in the agreements between the Company and Valdy in connection with this transaction (the “Valdy Transaction”). At the closing of the Valdy Transaction, current holders of shares and option to purchase shares of the Company will be issued an aggregate of 175,000,000 common shares of the combined entity in exchange for their outstanding shares and option to purchase shares of the Company. The shareholders of Valdy shall receive 5,000,000 common shares of the combined entity. Additional securities of the combined entity will be issued to consultants of the Company (including the investment banks who facilitate the transaction) as set forth in the LOI. The Valdy Transaction shall be consummated pursuant to the terms of a securities exchange agreement, which terms are currently negotiated between the Company, Valdy and its principal shareholders and the shareholders and option holders of the Company. The Valdy Transaction was approved by the shareholders of the Company on March 18, 2021.

In parallel to the negotiation with respect to the final terms and conditions of the Valdy Transaction, the Company plans to complete an equity financing by way of a brokered private placement of subscription receipts which will entitle such purchasers to receive a unit comprised of one Ordinary share and one half of one warrant to purchase an Ordinary Share. The Ordinary shares and warrants issued pursuant to the subscription receipts will be exchanged for comparable securities of Valdy on closing of the Valdy Transaction.

INX LIMITED

Notes to CONSOLIDATED Financial Statements

U.S. dollars in thousands (except share, token, per share and per token data)

NOTE 12:- SUBSEQUENT EVENTS (Cont.)

d.	Agreement with Mr. Itai Avenri:

Effective January 4, 2021, Mr. Avneri and the Company entered into a Services Agreement (the “Avneri Services Agreement”), pursuant to which Mr. Avneri shall serve as Company’s Chief Operating Officer. The Avneri Services Agreement further envisions that Mr. Avneri will enter into an employment agreement with the Company.

Pursuant to the Avneri Services Agreement, Mr. Avneri receives monthly payment of approximately $31. Subject to the discretion of our Board and the discretion of the CEO of the Company, Mr. Avneri may be entitled to an annual bonus payment in the amount equal to 2-5 monthly payments. In addition, Mr. Avneri was granted with an option to purchase 180, 000 INX Tokens at a price of $0.09 per each Token and will be entitled to an option to purchase additional 180,000 INX Tokens upon the execution of the Avneri Employment Agreement with the Company. In addition, upon and subject to the adoption of a Share Ownership and Award Plan by the Company, Mr. Avneri shall receive an option to purchase 269,640 Ordinary Shares of the Company, at a price per share equal to the fair value at the shares subject to vesting over a period of four year from the grant date, subject to the continuous engagement of Mr. Avneri with the Company.

e.	Employment Agreement with Mr. Emiliano Rios Caban:

On January 6, 2021, INX Digital entered into an employment agreement with Mr. Emiliano Rios Caban (known as Jon Rios) (the “Rios Employment Agreement”), pursuant to which Mr. Rios serve as the Chief Compliance Officer of INX Digital, the Company and its affiliated companies. If the Rios Employment Agreement is terminated without cause or good reason, as such terms are defined in the Rios Employment Agreement, INX Digital shall continue to pay Mr. Rios a base salary for twelve months following the termination date. Mr. Rios will receive an annual base salary of $195 and is eligible to earn an annual performance-based bonus in the amount of $50 upon the achievement of certain goals which shall be established by the INX Digital Board of Directors. In addition, Mr. Rios was granted an option to purchase 150,000 INX Tokens at a price of $0.9 per Token.

f.	Conversion of Convertible Loans

On February 25, 2021, holders of Convertible Loans (see Note 6) exercised their right under the loan agreements and converted the outstanding principal and interest amounts of the loan agreement into 956,333 Ordinary Shares of the Company.

g.	Share Ownership and Award Plan

The Company’s board of directors adopted the INX Limited Share Ownership and Award Plan (2021) (the “Share Ownership and Award Plan“ or the “Plan”) and Company’s shareholders approved the Plan on February 22, 2021. The Plan provides for the grant of options to purchase Ordinary Shares and restricted shares to such employees, directors and consultants engaged by the Company or any of its affiliates. The Plan further provides for the grant of options and restricted shares to service providers who are not Gibraltar citizens, and includes U.S. and Israeli appendices that further specify the terms and conditions of grants of options and restricted shares to such foreign grantees. Subject to certain capitalization adjustments, the aggregate number of Ordinary Shares that may be issued pursuant to share awards under the Plan may not exceed 1,288,882 Ordinary Shares.